March 26, 2010

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

National Intelligence Association, Inc.

File No. 333-163628

SEC Comment letter dated March 26, 2010

Dear Mr. Spirgel:

National Intelligence Association, Inc. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of March 26, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on December 10, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 26, 2010. We believe that the responses included hereinafter are complete and where disclosure has changes we have endeavoured to indicated, precisely, where any such changes have occurred. Further, we have endeavoured to revise all necessary section of the Filing where the applicable comment(s) may have affected any part thereof.

1.

We have amended the Filing to remove the reference to the "all or nothing" offering.

2.

We have revised the Filing to include the appropriate disclosures relating to Mr. Miller. In doing so we have stressed that our officers and directors will be soliciting investments into the Company from friends, family and those persons which have a prior business relationship with our officers and directors, which they reasonably believe would have an interest in investing the Company. Our officers and directors will distribute to all interested investors a copy of the Company's then effective Registration Statement. Further, Mr. Miller intends to verbally inform each potential investor approached by him that the shares being offered are being offered by the Company directly to the investor and that he shall receive no compensation for the sale of the shares and that all funds received will go directly to the Company for its immediate use. Mr. Miller intends to only sell his registered stock in transactions on the open market if and when the Company receives its listing on the OTCBB and if an active trading market for the Company's common stock develops. The Company believes that there is minimal conflict between the interest of Mr. Miller and the interest of the Company, as Mr. Miller is the Company's CEO, President and CFO, Treasurer and a director the success of the Company is paramount to him.

3.

Previous versions of the Filing included a Risk Factor (see page 8) addressing the immediate availability of funds to the Company, and with the removal of the "all-or-nothing" verbiage we believe any potential confusion would be removed. Further, with the added disclosures addressing Comment 2 above, we believe that this is sufficient to clarify to any potential shareholder that the offering is not subject to any minimum sale requirement prior to any funds being made available to the Company and that any solicitation made by an officer or director would be of a direct investment in the Company with all proceeds being immediately available to the Company.

4.

We have revised the Filing accordingly.

5.

We have revised the Filing accordingly.

6.

We have revised the Filing to reflect that Mr. Miller and Ms. Grisby are devoting a sufficient amount of time to the development and initiation of the Company's business plan. We included this under the Section captioned "Current Detectives/Employees" (see page 21) as we felt this section would more be the more appropriate section to disclose the amount of time that Mr. Miller and Ms. Grisby are devoting to the Company.

In connection with the Company’s responding to the comments set forth in the March 26, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ James Miller

James Miller,

Chief Executive Officer & President

2

1800 Ravinia Place, Orland Park, IL  60462

312.775.9700